December 21, 2005

Clair E. Pagnano, Esq.
Kirkpatrick & Lockhart, L.L.P.
75 State Street
Boston, Massachusetts 02109

Re:	Eaton Vance Tax-Managed Premium and Dividend Income Fund
	File Nos. 333-129692 and 811-21832

Dear Ms. Pagnano:

	We have reviewed the registration statement on Form N-2 for the
Eaton Vance Tax-Managed Premium and Dividend Income ("Fund") filed with the Commission on November 14, 2005. We have the following comments.

Prospectus

Cover

	Please confirm that Eaton Vance will not recoup from the Fund any offering or organization cost reimbursements it makes to the Fund. Please include the reimbursement agreement as an exhibit to the registration statement.

	Please confirm that the disclosure of the Fund`s lack of trading history and attendant risks, and all remaining disclosure required by
Item 1.1.i. of Form N-2 will appear on the outside front cover page and will be prominent. Please be sure to disclose that closed-end funds have a tendency to trade frequently at a discount from net asset value and the risk of loss this creates for investors purchasing shares in the initial public offering. See Item 1.1.i. of
Form N-2.

	Please make more prominent the disclosure that the Fund will seek to generate current earnings from option premiums and, to a lesser extent, from dividends on stocks held.

	Since the name of the Fund suggests investment in dividend producing income securities and writing options, please disclose that the Fund has a policy to invest at least 80% of the value of its assets in dividend producing income securities and written call options.

	In light of the constraints of the straddle rule, please explain in plain English how the indices on which the Fund will write call options will "collectively approximate the characteristics of its common stock portfolio." Please also render in plain English the statement that the Fund "intends to limit the overlap between its stock holdings (and any subset thereof) and each index on which it has outstanding options positions to less than 70% on an ongoing basis."

Summary

The Fund

	Is the Fund`s policy of selling on a continuous basis call options on broad-based stock indices a fundamental policy? If not, will the Fund provide shareholders at least 60 days notice of any change in this policy? Please disclose the extent to which the Fund will write call options, either in dollar amount, or as a percentage of assets.

	Does the Fund have an opinion of tax counsel? If so, please file as an exhibit to the registration statement.

Investment Objectives and Policies

	Please summarize the criteria the Adviser and Sub-Adviser will use to select stocks for the Fund`s portfolio.

	Please state the market capitalization range for the S&P
MidCap
400 as of November 30, 2005.

Distributions

	The disclosure indicates the Fund will make regular quarterly distributions which may include return of capital. Will the Fund be reporting its distribution yield? If so, please confirm that the Fund will not include return of capital in its reported distribution yield. If the Fund cannot state definitively the portion of the distribution that will be characterized as a return of capital, it must have a process whereby it can reasonably estimate the characteristics of the distribution. The Fund should add disclosure to explain that the yield reported excludes the portion of return of capital distributions, the calculation is an estimate and the return of capital portion of the distribution yield will be finalized at the end of the tax year.

Investment Strategy

	Please disclose the "long-term historical average of stock market returns" referenced in the definition of "moderately rising equity market conditions."

Summary of Fund Expenses

	Please move the footnotes to the fee table from their present location and insert them after the Example.

	The fee table discloses management fees as a percentage of net assets, yet the disclosure pertaining to the Fund`s adviser discloses management fees as a percentage of gross assets. Please correct or explain this inconsistency.

	Please revise the explanatory paragraph following the footnotes to the fee table to clarify that the other expenses shown in the fee table are based on estimated amounts.

	Is 12,500,000 the maximum number of common shares in the Fund`s offering?

Investment Objectives, Policies and Risks

	The disclosure indicates the Fund will use a variety of investment techniques. Please include disclosure of the tax effects of using each technique.

	Please confirm that the Fund has no intention to use leverage within the first 12 months after this registration statement becomes effective.

	The disclosure indicates the Fund`s annual turnover rate may exceed 100%. If the Fund believes the turnover rate will likely exceed 100%, please disclose this.

Illiquid Securities

	Please disclose the likely percentage range of the Fund`s investments in illiquid securities.

The Adviser

	Please provide the necessary disclosure for the other Eaton Vance investment professionals who comprise the team responsible for managing the Fund`s investment program. If the team is greater than five in number, you may limit the disclosure to the five team members most involved in managing the Fund`s investment program.

Underwriting

	The disclosure indicates the Fund has agreed not to offer, sell or register any additional equity securities, other than common shares, for 180 days after the date of the underwriting agreement without the prior written consent of the Representatives. Please advise us in your response letter whether the Fund`s Board considered this to be in shareholders` best interest and, if so, why.

	Did the Fund`s Board consider the fee arrangement between the Adviser and qualifying underwriters when approving the Advisory
Agreement? Please indicate what services are provided pursuant to the fee agreement. Clarify whether the services are for distribution and therefore subject to the NASD sales load cap.
Please file the agreement as an exhibit to the registration statement.

	Please advise whether the NASD has reviewed and approved the terms of the underwriting agreement.

	Please include the additional compensation paid to underwriters by Eaton Vance in the table on the front cover of the prospectus.

Closing
      We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.
      Please advise us if you have submitted or expect to submit an exemptive application (in addition to the Section 19 application the
Fund has already filed) or no-action request in connection with your registration statement.
   	Please inform the staff of the information the Fund proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.
      Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities
Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.
	Any questions you may have regarding the filing or this letter may be directed to me at 202.551.6965.


							Sincerely,


							Vincent J. Di Stefano
							Senior Counsel

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